To:   Business/ Technology Editors                  FOR IMMEDIATE RELEASE

Media Contact:
Camellia So        Tel: 852-2555-5042
                   Fax: 852-2518-8764
                   e-mail: cso@globalsources.com


   Global Sources supports electronics industry growth with new joint venture

             Partnership with CMP to bring global brand, content and
                e-commerce services to booming technology market

Hong Kong, July 28, 2000 - Global Sources Ltd. (NASDAQ: GSOL), a leading B2B market maker and e-commerce solutions provider for the global trade community, today announced the formation of a joint venture with CMP Media Inc., a unit of United News & Media plc. The venture will provide new technology content, media and e-commerce services to the 150,000-plus technology decision makers who rely on Global Sources services and who drive the region's booming technology market. This year, Asian demand for semiconductor products alone is forecast by Dataquest to be approximately US$43 billion.

"Global Sources knows the Greater China technology markets inside out," said Mark Saunderson, President of the joint venture and a member of Global Sources' management board. "We've been building a community of professionals in this market for 15 years. As their requirements for content and media have grown, so have our services. Our venture with CMP is the latest and most important development to date, and will enable us to set up a complete environment for transactional services for the electronics industry."

The joint venture is 60% owned by Global Sources and 40% owned by CMP. The venture will build on Global Sources' local market-leading brands, and more than 40 content and sales representative locations throughout the region. As the dominant high-technology media company in America, CMP will enable the venture to help fulfill the community's need for international news, trends and other specialist "how-to" content.
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Global  Sources'  existing  market  leading,   technology-focused   multilingual
websites and titles will be re-launched, integrating CMP's EE Times and Electronics Buyers' News brands and content. Global Sources' extensive Asian B2B infrastructure will handle online development, sales and content operations.

Research firm Dataquest forecasts demand for semiconductors from Asia Pacific (excluding Japan) to double by 2007. According to Saunderson, "The Asian technology market is one of the most dynamic in the world, and second only to North America in size. The region should also benefit hugely from China's accession to the WTO."

Growth in traffic at Global Sources technology websites is currently growing rapidly. User sessions jumped 508% in March 2000 over the same period in 1999. The joint venture will include specialist Korean-language and electronics purchasing portals as well as Global Sources' existing Chinese and English technology focused sites.

"Our partnership with CMP is very complimentary. They bring to the table, content resources that are located in key technology centers like Silicon Valley. They also enable us to extend our sales representation in markets like Europe and the United States and grow our revenue in those market." Saunderson said.

Dataquest projects the Mainland's electronics industry to grow more than 20% annually over the next several years. Today, it is already valued at US$100 billion - roughly twice the size of Taiwan's powerhouse IT industry. The Mainland in particular represents a vast market for Japanese and American technology vendors, many of which maintain their Asia-Pacific headquarters in Hong Kong. It is expected that China's move toward WTO membership will grow its imports and exports of electronics.



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


"The leading technology companies all see China's electronics industry as their single biggest growth opportunity worldwide, said Steve Weitzner, group president of CMP's Electronics Group. "This industry demands high levels of overseas technology, components, equipment and parts to sustain both export-led and domestic electronics demand. Our venture with Global Sources will provide it, in Chinese, online, in print, and face-to-face".

                                    - ENDS -

About Global Sources:
Global Sources (NASDAQ: GSOL) is a leading infomediary and neutral B2B market maker for volume buyers and suppliers worldwide. Global Sources has been operating for over 29 years and in mainland China for more than 15 years in more than 30 locations. The Company has developed one of the world's most comprehensive databases of export products and suppliers. The Global Sources network also includes six technical websites and magazines that focus on Asia and China and produces five annual technology industry events that together serve a community of more than 150,000 technology decision makers. Global
Sources is a B2B e-commerce provider offering a web-based "end-to-end" e-commerce solution which enables its buyer community to interface electronically with suppliers in all phases of the supply chain management process in all corners of the world. This solution is comprised of Global Sources Online, private electronic catalog tools for buyers, Private Buyer Catalogs and suppliers, Private Supplier Catalogs and Global Sources Connect messaging and Global Sources Transact order management systems. Its e-commerce services are tailored to twelve industry-specific verticals: Computer Products, Electronic Components, Electronics, Timepieces, Gifts and Home Products, Fashion Accessories, Telecom Products, Hardware, Security and Safety, Ceramics and Porcelain, Food and Beverage and Trimmings and Fabrics. The Global Sources community currently includes over 203,000 active buyers who are able to locate over 89,200 supplier contacts from more than 90 countries and source over 83,700 products per day, with detailed specifications and color images. For further information, please visit http://www.corporate.globalsources.com.

About CMP Media Inc.
CMP Media Inc. (www.cmpnet.com) is a leading high-tech media company providing essential information and marketing services to the entire technology spectrum - the builders, sellers and users of technology worldwide. Capitalizing on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, multiple media solutions tailored to meet their individual needs. Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, custom publishing, testing and consulting.

This news  release  contains  forward-looking  statements  within the meaning of
Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the Company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.